FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number of Stock Options to be Issued

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Finalizes Number of Stock Options to be Issued

Tokyo, April 25, 2007—Nomura Holdings, Inc. (the “Company”) today announced that its Group Executive Management Committee1 has finalized the number of stock acquisition rights to be issued in conjunction with the Company’s stock option plan.

Number of Grantees and Stock Acquisition Rights to be Granted

Of the total 47,212 Stock Acquisition Rights planned to be granted to 414 executives and employees of the Company’s overseas subsidiaries, 46,903 Stock Acquisition Rights will be granted to the 413 executives and employees who applied.

Grantees	Number of Grantees	Number of Grants Per Head	Total
Executives and Employees of the Company’s Overseas Subsidiaries	413	3~2,910	46,903

Total	413	—	46,903

Key Dates

1. May 17, 2006:	Resolution at Board of Directors Meeting to include as matter to be resolved at Ordinary General Meeting of Shareholders
2. June 28, 2006:	Resolution at 102nd Ordinary General Meeting of Shareholders
3. April 12, 2007:	Resolution at Group Executive Management Committee to issue Stock Acquisition Rights

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki Michiyori Fujiwara	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

[1]

The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolutions, decides important business matters including the issuance of stock acquisition rights.